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                                                                      Exhibit 12

                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                             (dollars in millions)

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
                                                Year Ended December 31,
                                           -----------------------------------
                                            1994    1995   1996   1997   1998
                                           ------  ------ ------ ------ ------
Pretax Income............................. $152.0  $281.5 $237.0 $241.5 $176.2
Interest expense..........................   48.2    35.6   39.8   76.3   56.0
Interest factor in rent expense...........    0.8     1.1    1.0    1.1    1.2
Distributed income of less than 50% owned
 affiliates...............................   (2.3)    --     --     --     --
                                           ------  ------ ------ ------ ------
Total earnings............................ $198.7  $318.2 $277.8 $318.9 $233.4

Combined fixed charges:
  Preferred dividends..................... $  4.0  $ 16.0 $ 18.0 $ 12.3 $  --
  Interest expense........................   48.2    35.6   39.8   76.3   56.0
  Capitalized interest credit.............    2.6     4.7    1.7   20.9   59.3
  Interest factor in rent expense.........    0.8     1.1    1.0    1.1    1.2
                                           ------  ------ ------ ------ ------
  Total combined fixed charges............ $ 55.6  $ 57.4 $ 60.5 $110.6 $116.5

Ratio of earnings to combined fixed
 charges..................................    3.6     5.5    4.6    2.9    2.0
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